UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The J.M. Smucker Company

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

832696405

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Marni J. Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR 2006 Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”) held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment No. 1 (“Amendment”) to Schedule 13D.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates 2006 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR 2006 GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) OO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) CO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) CO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) PN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) OO

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) IN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

SCHEDULE 13D
CUSIP No. 832696405

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -8,277,495-*

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -8,277,495-*

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -8,277,495-*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Person 6.9%

14	Type of Reporting Person (See Instructions) IN

*Represents a portion of the shares of Common Stock held directly by Blue Holdings I, L.P.  See Item 5 of this Amendment.

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D filed on April 2, 2015 (the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by:

(i)          KKR 2006 Fund L.P., a Delaware limited partnership (“KKR 2006 Fund”);

(ii)         KKR Associates 2006 L.P., a Delaware limited partnership (“KKR Associates”);

(iii)        KKR 2006 GP LLC, a Delaware limited liability company (“KKR 2006 GP”);

(iv)        KKR Fund Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(v)         KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(vi)        KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(vii)       KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(viii)      KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(ix)        KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(x)         Henry R. Kravis, a United States citizen; and

(xi)        George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xi) are collectively referred to herein as the “Reporting Persons”).

Item 4.       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by amending and restating the penultimate paragraph thereof as follows:

As of the date of the closing of the Mergers, Simon Brown, an advisor to and formerly an executive of KKR, has been designated by the KKR Investors pursuant to the Shareholders Agreement to serve as an observer on the Issuer’s board of directors.

Item 4 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

On July 9, 2015, Blue Holdings, as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), providing for the offer and sale of 4,921,934 shares of Common Stock by Blue Holdings (the “July 2015 Offering”), and purchase by the Underwriter of the shares of Common Stock at a price of $103.82 per share of Common Stock. Of the 4,921,934  shares of Common Stock sold in the July 2015 Offering, no shares were attributable to the Reporting Persons.  The July 2015 Offering closed on July 15, 2015.  The July 2015 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-197428), as supplemented by a prospectus supplements dated June 19, 2015 and July 13, 2015.

Pursuant to the Underwriting Agreement, Blue Holdings has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions, not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from July 9, 2015 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit D hereto and is incorporated herein by reference.

Item 5.       Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by amending and restating the first and second paragraphs of (a) and (b) thereof as follows:

(a) and (b).

Blue Holdings holds an aggregate of 12,139,145 shares of Common Stock, in which KKR 2006 Fund may be deemed to have sole voting and dispositive power over 8,277,495 shares by virtue of its membership interests in Blue Holdings GP, the general partner of Blue Holdings, and its limited partnership interests in Blue Holdings, which together provide it with the power to direct the voting and disposition of the KKR Investors’ pro rata portion of shares of Common Stock held by Blue Holdings.  The shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, approximately 6.9% of the outstanding shares of Common Stock, based on an aggregate of 119,666,585  shares of Common Stock outstanding as of June 15, 2015, as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on July 1, 2015.

Each of KKR Associates (as the general partner of KKR 2006 Fund), KKR 2006 GP (as the general partner of KKR Associates), KKR Fund Holdings (as the designated member of KKR 2006 GP), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as a general partner of KKR Fund Holdings and the sole shareholder of KKR Fund Holdings GP), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to have voting and dispositive power over the shares of Common Stock beneficially owned by KKR 2006 Fund, and each disclaims beneficial ownership over such shares of Common Stock.  The Reporting Persons expressly disclaim beneficial ownership with respect to any other shares of Common Stock owned directly by Blue Holdings

Item 5 of the Schedule 13D is hereby further amended by adding the following at the end of (a) and (b) thereof as follows:

Following the July 2015 Offering, the AlpInvest Investor and the Centerview Investors no longer beneficially own any shares of Common Stock held by Blue Holdings and as such may no longer be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Blue Holdings.

Item 5 of the Schedule 13D is hereby further amended by amending and restating (c) thereof as follows:

(c)                Except as set forth in this Amendment, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction during the past 60 days in shares of the Issuer’s Common Stock.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 6 of the Schedule 13D is hereby further amended by adding the following sentence to the end of the third paragraph:

In connection with the July 2015 Offering, the Centerview Investors ceased to have the right to designate a board observer.

Item 6 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

As a result of the July 2015 Offering, the Shareholders Agreement has been terminated with respect to Centerview Capital and the Centerview Investors and AlpInvest and the AlpInvest Investor, provided, that, the standstill provision described in Item 6 of the Schedule 13D will remain in effect for one year after the closing of the July 2015 Offering with respect to Centerview Capital and the Centerview Investors and for twenty business days after the closing of the July 2015 Offering with respect to AlpInvest and the AlpInvest Investor.

Item 7.       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof

Exhibit D                       Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 15, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2015

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

By:	KKR Group Holdings L.P.
By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name:	Terence Gallagher
Title:	Attorney-in-fact